

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2011

Mr. Yi Lung Lin
President and Chief Executive Officer
Genufood Energy Enzymes Corp.
Two Allen Center
1200 Smith Street, Suite 1600
Houston, Texas 77002

> **Re: Genufood Energy Enzymes Corp.**
> **Registration Statement on Form S-1/A**
> **Filed April 26, 2011**
> **File No. 333-171784**

Dear Mr. Lin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 4 provides citations to third party sources for some of the statements we referenced in our comment. Please provide us with copies of the relevant portions of the sources you cite in support of your statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the pertinent information, and cross-reference it to the appropriate statement in your prospectus. Please note that you may furnish us with this supplemental information pursuant to Rule 418 of the Securities Act and request that the information be returned to you when we have completed our review.

2. We note your response to our prior comment 18. However, it appears that, of the agreements discussed in your registration statement, only those with Taiwan Cells Energy Enzymes Corporation have been filed as exhibits. Therefore, we reissue our prior comment as it relates to your remaining agreements with Access Finance and Securities

(NZ) Limited, Access Management Consulting and Marketing Pte Ltd and Specialty Enzymes and Biochecmicals Co. Please provide a detailed discussion of the material terms, including financial terms, of each of these agreements and file a copy of each agreement as an exhibit to your registration statement.

3. We note your response to our prior comment 34. We also note that the same unclear disclosure, "sold to twelve stockholders being the founder member" appears in both Notes 5 and 6 to the financial statements. Please similarly revise these disclosures.

4. We note your response to several of our comments that you have now terminated your agreement with Origo Biochemical Technologies Inc. In addition to your disclosure about the termination of this agreement, please provide additional disclosure explaining how the termination of this agreement will change your business going forward, how you will replace the manufacturing capacity supplied by Origo and, if appropriate, add a separate risk factor about the loss of Origo as your enzyme manufacturer, particularly in light of the fact that Origo is the only enzyme manufacturer in Taiwan.

The Offering, page 7

5. We note your response to our prior comment 8. However, our comment was intended to address the discrepancy between the 10,888,472 securities to be offered, listed on the cover page and in the prospectus summary, and the 10,000,000 common shares that are included elsewhere, such as in the discussion of the termination of the offering. Therefore, we reissue our prior comment 8 asking that you clarify this inconsistency. If you will conclude both the offering by Genufood and the offering by the selling shareholders when all of the 10,000,000 shares offered by Genufood have been sold, please make this clear. If, on the other hand you will conclude the offering by Genufood and the selling shareholders when all 10,888,472 shares have been sold, then please revise to so state. In addition, we note that the cover page of your prospectus indicates you will offer the shares for a period of 180 from the effective date, unless extended for an additional 90 days by your board of directors. Please revise to eliminate this inconsistency with your disclosure on page 7.

Summary Financial Information, page 8

6. The date of inception disclosed in the income statement information section is inconsistent with the date June 21, 2010 in other sections of the filing. Please revise to eliminate all inconsistencies. Also, as presented on page F-14, update your income statement information to include data from date of inception to the latest balance sheet date presented.

Determination of Offering Price, page 14

7. We note your response to our prior comment 15. Please expand your disclosure here to include all of the factors that you considered in determining the offering price or, alternatively, clarify that the list of factors you included in your amendment was exhaustive; and please include a discussion of how you evaluated these factors to determine the offering price.

Description of Business, page 22

8. Despite your response to our prior comment 20, it does not appear that you have defined or explained certain of the technical terms you use in your disclosure, such as, "micro flora," "Candida," "fibrin metabolism," or "bio-availability." Please revise your disclosure to define or explain these terms the first time you use them.

9. We note your response to our prior comment 21. Please expand your disclosure further to clarify the nature of the relationship of each of these parties with your company, how each party is invested in your business, as you say, and how commissions are paid.

10. We note your response to our prior comment 23. In addition to the disclosure you have provided, please also disclose the duration of the agreement with Taiwan Cell Energy Enzymes, termination provisions, and clarify the meaning of "General Outlet Category."

Compliance with Government Regulation, page 39

11. We note your response to our prior comment 28. In addition to the disclosure you have provided, please disclose the extent to which the countries in which you intend to sell your products will regulate the claims you make about your products and, specifically, whether you will need to demonstrate the safety and efficacy of your products to government regulators in order to conduct marketing and sales activities in the respective countries.

Financial Statements

Notes to Financial Statements
Note 1—Basis of Presentation and Significant Accounting Policies
Income Taxes, page F-7

12. Please refer to prior comment 37. Based on your disclosure, it appears that you have a current income tax benefit of $8,142, which differs from the presentation in your statement of operations. Also, you refer to a 34% effective tax rate for fiscal 2010, when your effective tax rate appears to have been zero. Please revise your disclosure to correct these inconsistencies. Also, provide a reconciliation of the difference between taxes

calculated at the statutory tax rate and your effective tax rate for each period presented, as required by ASC 740-10-50.

Note 4 – Convertible Accounts Payable to Related Party, page F-10

13. Please refer to your response to prior comment 38 and related disclosure in Note 5. Please explain to us how you determined the fair value of your common stock to be $0.25 per share at July 6, 2010, including the valuation approach used to determine your enterprise value. Tell us your consideration of the guidance in ASC 505-50-30 to record this share-based payment transaction at fair value based on the value of the goods or services received or stock, whichever was more reliably measureable.

14. On July 6. 2010, you agreed to pay a consultant $350,000, of which $100,000 had been paid as of September 30, 2010. However, you also disclose that as of this date $200,000 of the convertible liability was still owed. Please explain this apparent inconsistency. Also, explain to us your basis under GAAP for discounting the convertible liability and refer us to the related authoritative accounting literature upon which you relied. Disclose the terms governing this obligation to a consultant.

Unaudited Financial Statements, page F-13
General

15. Please update your financial statements as required by Rule 8-08 of Regulation S-X.

16. Please revise to clarify that the caption, unaudited, applies only to your interim financial statements for the three months ended December 31, 2010.

Unaudited Balance Sheets, page F-13

17. Please tell us why the convertible accounts payable owed to related party decreased by $50,000 during the quarter ended December 31, 2010, when it appears the conversion of this amount occurred after the balance sheet date in January 2011. Refer to your disclosure in Note 9 on page F-21.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at 202-551-3660 or Donald Abbott at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Rosenthall at 202-551-3674, Daniel Greenspan, Branch Chief, at 202-551-3623 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director